UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 22, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: August 22, 2007

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea
22 August 2007
FINANCIAL RESULTS FOR HALF YEAR ENDED 30 JUNE 2007
(This release should be read in conjunction with the Second Quarter Production Report released on 26 July 2007. Dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the six months to June 2007, compared with the six months to June 2006.)
Financial Performance Overview
•	Operating profit of $94.7 million, up 45% from $65.5 million for the six months to June 2006
•	Net loss of $53.1 million following one-off charges associated with the financial restructuring of the company completed in the half year
•	Operating cash flow of $49.8 million, up from $43.9 in the prior June half
•	Revenues of $235.3 million, up 32% from $177.7 million in the prior corresponding half year
•	Total cash costs reduced to $282/oz, compared with $312/oz for the six months to June 2006
Operating profit
(US$ Millions)
Outlook
•	Full year production to increase to approximately 800,000–830,000 ounces, including 424,000–454,000 ounces in the second half
•	Gross cash costs per ounce for the full year to be in the mid -$300s. Total cash costs per ounce for the full year to be in the mid -$200s
•	Strong improvement in full year profit
Cash revenues
(US$ Millions)
Financial Results for half year ended 30 June 2007 Page 1 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Record gold production and higher realised gold prices have enabled LGL to report a 45% increase in operating profit.
MANAGING DIRECTOR’S REVIEW
Review of operations for the half year
Record gold production and higher realised gold prices have enabled Lihir Gold Ltd (LGL) to report a 45% increase in operating profit to $94.7 million for the six months to June 2007.
The result reflects a sharp improvement in underlying operating performance, with mining tonnages and process plant throughputs running at record levels.
The half year included a major financial restructuring of the company through a A$1.2 billion ($989 million) capital raising, providing funds for a variety of purposes, including the close-out of the company’s hedge book and the early repayment of a 480,000 ounce gold loan. These transactions leave the company in a strong financial position and fully leveraged to the gold price.
The restructuring led to a number of one-off costs in the period, in particular a $117.9 million pre-tax loss on the early repayment of the gold loan. These costs contributed to a reduction in the bottom line result to a net loss of $53.1 million. In the absence of the loss on repayment of the gold loan, the result would have been a profit of $29.4 million, compared with $23.1 million in the first half of 2006.
Revised results format
The income statement has been presented in a revised format in this report. This follows the completion of the merger with Ballarat Goldfields in the first quarter and the financial restructuring in the second quarter. The results format is intended to reflect the new structure of the company and provides a clearer focus on the financial performance of the operations, before the non-cash impacts of closed out hedges is brought to account.
Production and financial results overview
Gold production for the half year was a record 375,730 ounces, 27% higher than the June half of 2006, with production benefiting from strong operational performance and improved efficiency.
Material movements totalled 30.5 million tonnes in the half, which is only the second time in the history of the operation that tonnages have exceeded 30 million tonnes in a six month period — the previous occasion being the December half of 2006. Gold grade improved significantly, rising from 5.17 grams per tonne to 5.75 grams per tonne as mining operations moved into higher grade ore blocks. Autoclave throughputs continued to run at close to record levels over the period, at 2.3 million tonnes, and averaged 218 tonnes per operating hour for the month of June — an all time high processing rate.
The key features of the financial results were as follows:
•	Revenues for the half year rose by 32% to a record $235.3 million, driven by a combination of higher production and rising gold prices.
•	Cost of sales totalled $126.3 million, up 21% from the prior June half, with the increase reflecting higher throughput, production and sales volumes, adverse exchange rate movements and increases in costs for labour, maintenance and fuel. The unit cost of sales, however, reduced due to increased production.
•	Mine operating earnings improved strongly in the half, rising 48% to $109.0 million. After corporate costs and exploration expenses, total operating profit increased 45% to $94.7 million.
•	The early repayment of the gold loan in the period resulted in a one-off loss of $117.9 million before tax. When coupled with losses on the now closed out gold hedge book and other income and expenses, this took the total pre-tax result to a loss of $74.6 million After tax, the net result was a loss of $53.1 million.
Financial Results for half year ended 30 June 2007 Page 2 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Gold production in the second half of 2007 is forecast to increase to between 424,000 and 454,000 ounces.
Operating cash flows for the half year were $49.8 million, 13% higher than the prior June half and up significantly from the six months to December 2006. Capital expenditure totalled $108.1 million, including $86.9 million at Lihir Island and $21.2 million at Ballarat.
Corporate development
LGL is participating in the float of a new Australian minerals exploration company, Rex Minerals Ltd, focused on copper gold projects in South Australia and gold projects in Victoria. LGL is to take a 14% holding in the company in exchange for the contribution of the North Creswick exploration licences near Ballarat, and through a $1.5 million subscription to the company’s initial public offering. Rex’s management has extensive knowledge of the Victorian gold fields, with the managing director being Mr Steven Olsen, formerly chief geologist at Ballarat Goldfields. LGL’s involvement in the company will provide an opportunity to participate in the exploration of prospective regions in the Gawler Craton of South Australia and to test the application of the Ballarat model elsewhere in Victoria.
I am also pleased to report that LGL is in the process of applying for a listing on the Toronto Stock Exchange. The listing is aimed at facilitating trading in the company’s shares in the North American region, providing access to a range of potential new investors.
Outlook
LGL continues to make excellent progress. Gold production in the second half of 2007 is forecast to increase to between 424,000 and 454,000 ounces, taking full year production to between 800,000 and 830,000 ounces — a new record for the company. The increased production in the second half will partially be due to the impact of the expansion of the process plant through the installation of the flotation circuit and associated equipment, which has substantially completed commissioning.
For the full year, total material movements are expected to exceed 60 million tonnes and autoclave feed should total around 4.6 million tonnes.
Gross cash costs for the full year are anticipated to be in the mid $300s per ounce, with total cash costs in the mid $200s.
Assuming stable gold prices and foreign exchange rates, I remain confident of reporting a solid improvement in operating cash flows and after tax profit for 2007.
In 2008, the flotation expansion, with additional milling and oxygen capacity, will be in operation for the full 12 month period, as will the expanded 56MW geothermal power station, providing significant benefits. At Ballarat, commercial gold production is expected to commence, with total production ramping up to a rate of 200,000 ounces per annum by the end of the year. For the group, total gold production in 2008 is expected to exceed 900,000 ounces.
The company is proceeding with a feasibility study to lift production from Lihir Island to more than 1 million ounces per year. The study is anticipated to be completed early in 2008, with the proposed expansion potentially in place by the end of 2010, making LGL one of the largest gold producers in the world.
The next 12 months will be an exciting period for LGL and I look forward to reporting good progress in the development of these projects and lifting returns for shareholders.

/s/ Arthur Hood Arthur Hood Managing Director
Financial Results for half year ended 30 June 2007 Page 3 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Revenues for the half year rose by 32% to a record $235.3 million.
FINANCIAL STATEMENTS
Income Statement

	Half year ended	Half year ended	Half year ended	Variance–
	30 June	31 December	30 June	June 2006
	2007	2006	2006	to June 2007
	US$m	US$m	US$m	(%)

Revenue
Gold sales	234.1	207.0	177.4	32
Other revenue	1.2	1.4	0.3	321

Total revenue	235.3	208.3	177.7	32

Cost of sales
Gross operating cash costs	(138.0)	(127.8)	(111.2)	24
Royalties, levies & production taxes	(5.8)	(3.9)	(5.5)	5
Refining costs	(0.3)	(0.1)	(0.2)	8

Gross cash costs	(144.1)	(131.8)	(117.0)	23
Project studies and other	(3.0)	—	—	—
Depreciation & amortisation	(20.4)	(20.6)	(16.8)	21
Deferred mining costs	26.4	18.1	38.2	(31)
Changes in inventories	20.8	28.7	(9.3)	(323)
Foreign exchange gain / (loss)	(6.0)	(1.8)	0.6	(1,107)

Total cost of sales	(126.3)	(107.4)	(104.2)	21

Mine operating earnings	109.0	100.9	73.5	48
Corporate costs	(11.4)	(7.2)	(4.9)	134
Exploration expense	(2.9)	(2.8)	(3.1)	(8)

Operating profit	94.7	90.9	65.5	45

Hedging loss
Cash hedging loss	(21.3)	(39.0)	(20.5)	4
Non-cash hedging loss	(26.0)	(9.0)	(9.9)	163

	(47.3)	(48.0)	(30.4)	56
Investment income
Interest income	4.6	0.4	1.0	360
Gold lease rate fees	0.3	1.1	1.7	(79)
Fixed asset disposal gain / (loss)	(1.1)	(0.1)	0.1
Other	0.1	(0.1)	0.1	44

Total investment income	3.9	1.3	2.9	33

Finance cost
Loss on repayment of gold loan	(117.9)	—	—	n/a
Interest expense on debt facilities	(4.8)	(3.1)	(2.4)	97
Other interest &financing	(3.2)	(0.4)	(0.3)	—

Total finance cost	(125.9)	(3.5)	(2.7)	—

Profit / (loss) before tax	(74.6)	40.7	35.3	(311)

Income tax benefit / (expense)	21.5	(9.9)	(12.2)	(276)

Net profit / (loss) after tax	(53.1)	30.8	23.1	(330)
Financial Results for half year ended 30 June 2007 Page 4 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Gold Sales: This represents revenues from the sale of all gold, including gold delivered into hedge contracts, using the prevailing spot gold price.
Gross Operating Cash Costs: Includes mining costs, processing costs, power costs, and mine-site general and administrative costs.
Deferred Mining Costs: These are costs associated with the removal of waste material from the pit. Waste mining costs are either expensed or deferred depending on the amount of ore in any period. For example, in periods when waste tonnages are higher than the average for the life of the pit, and ore mined is lower than a substantial proportion of waste mining costs will be deferred. Conversely, when the amount of waste material mined is lower than average, and ore mined is higher than average, deferred mining costs will be brought back off the balance sheet and expensed. In the period under review, the strip ratio was higher than the expected strip ratio for the life of the Lienetz pit, so these costs were deferred.
Changes in Inventories: Includes deferred costs associated with stockpiled economic grade ore, as well as movements in stores, run of mine stockpiles, work in progress and finished goods.
Corporate Costs: Corporate office costs, including certain transaction-related costs associated with the merger with Ballarat and the Entitlements Issue.
Cash Hedging Loss: This amount represents the cumulative difference between the spot price of gold and the price received from delivery of gold into hedge contracts. In future periods it will be zero, following the close out of the hedge book in the half year under review In the first quarter of 2007, 66,500 ounces were delivered into hedges at an average price of $321/oz.
Non-Cash Hedging Losses: Although the hedge book was closed out during the half year, hedge accounting requires hedge contracts to be brought to account at original designation dates. This is a non-cash amount which relates to hedges brought to account which had been rolled or closed out prior to the original designation date. These sums previously have been reported as negative revenue items, however in this report these amounts have been stripped out and taken further down the profit and loss account. is to enable underlying mining operating profit to be isolated and reported.
Irrespective of the hedge book close-out, in future periods there will continue to be non-cash hedging losses reported in line with the original designation dates of the closed hedges. The full schedule of these impacts is shown in the table on page 9.
Unit costs trending lower
(US$ Millions)

Financial Results for half year ended 30 June 2007 Page 5 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Total cash costs reduced to $282/oz, compared with $312/oz for the six months to June 2006.
Additional Financial Data
The following table sets out details of revenues and expenses on a unit basis.
The cash price received for gold sales is the average price for gold sold at spot, plus gold delivere into hedge contracts. In the half year to June 357,129 ounces were sold, including 66,500 ounces delivered into forward sales contracts at an average price of $321/oz, and 290,629 ounces at an average spot price of $660/oz.
Gross cash costs for the half year reduced to $383/oz, compared with $405/oz in the prior June half, and after deferrals of waste mining and stockpiled ore costs, total cash costs reduced to $282/oz.

		June Half	Dec Half	June Half	% change,
		2007	2006	2006	1H ‘05 – 1H ‘06

Revenue
Gold sold	oz	357,129	336,545	305,986	16.7
Price—cash	$/oz	597	502	519	15%
Price—cash & non-cash	$/oz	524	475	486	7.8%
Costs–Gross cash cost	$/oz	383	389	405	(5.4)%
Total cash costs	$/oz	282	283	312	(9.6)%
Financial Results for half year ended 30 June 2007 Page 6 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Balance Sheet

	30 Jun 2007	31 Dec 2006
	US$m	US$m

ASSETS
Current Assets
Cash and cash equivalents	218.1	47.0
Receivables	19.5	4.7
Inventories	95.2	75.3
Derivative financial instruments	—	0.3
Other current assets	—	5.5

Total current assets	332.8	132.8

Non-current assets
Receivables	0.4	0.4
Inventories	154.6	141.7
Derivative financial instruments	—	2.4
Deferred mining costs	174.8	148.4
Property, plant & equipment	1,439.9	951.2
Intangible	46.3	—
Available for sale financial asset	—	33.0
Deferred income tax asset	118.3	86.2

Total non-current assets	1,934.3	1,363.3

Total assets	2,267.1	1,496.1

	30 Jun 2007	31 Dec 2006
	US$m	US$m

LIABILITIES
Current liabilities
Accounts payable & accrued liabilities	72.4	46.6
Provisions	9.0	6.4
Borrowings	0.3	62.5
Derivative financial instruments	—	61.6
Income taxes payable	0.8	0.3

Total current liabilities	82.5	177.4

Non-current liabilities
Provisions	17.0	14.3
Borrowings	0.8	218.6
Derivative financial instruments	—	273.9
Deferred income tax liability	89.3	—

Total non-current liabilities	107.1	506.8

Total liabilities	189.6	684.2

SHAREHOLDERS’ EQUITY
Share capital	2,320.4	1,027.1
Reserves	(225.3)	(250.7)
Accumulated profits/(losses)	(17.6)	35.5

Total shareholders’ equity	2,077.5	811.9

Total liabilities and shareholders’ equity	2,267.1	1,496.1

Financial Results for half year ended 30 June 2007 Page 7 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Operating cash flows for the
half year were $49.8 million,
13% higher than the prior June half.
Cashflow Statement

	Half year	Half year	Half year	Variance -	Variance -
	ended 30	ended 31	ended 30	Dec 2006 to	June 2006 to
	June 2007	December	June 2006	June 2007	June 2007
	US$m	2006 US$m	US$m	(%)	(%)

Cash flows from operating activities
Receipts from operating activities	210.8	170.3	158.9	23.8	32.7
Payments arising from operating activities	(157.6)	(154.3)	(114.4)	2.1	37.8
Interest received	4.6	0.4	1.0	955.0	360.0
Interest and finance charges	(8.0)	(1.7)	(1.6)	377.3	400.0

Net cash flow from operating activities	49.8	14.8	43.9	236.7	13.4

Cash flows from investing activities
Purchase of property plant and equipment	(108.1)	(81.3)	(89.5)	33.0	20.8
Proceeds from disposal of fixed assets	—	(0.0)	0.1	(100.0)	(100.0)
Subsidiary net of cash acquired	20.0	(34.0)	—	(158.8)	n/a

Net cash flow from investing activities	(88.1)	(115.3)	(89.4)	(23.6)	(1.5)

Cash flows from financing activities
Drawdown of other debt	22.4	65.6	—	(65.9)	n/a
Repayment of other debt	(88.0)	—	—	n/a	n/a
Repayment of gold loan	(333.4)	—	—	n/a	n/a
Proceeds of equity issue	989.0	—	—	n/a	n/a
Underwriting expenses	(12.2)	—	—	n/a	n/a
Purchase of gold to close out hedge book	(648.4)	—	—	n/a	n/a
Receipt of hedge book income	280.0	—	—	n/a	n/a
Payment for treasury shares	—	(0.4)	—	(100.0)	n/a

Net cash flow from financing activities	209.4	65.2	—	221.3	n/a

Net (decrease) / increase in cash held	171.1	(35.3)	(45.5)	(584.6)	(476.0)
Cash and cash equivalents at the beginning of the period	47.0	82.3	127.8	(42.9)	(63.2)

Cash and cash equivalents at end of half year	218.1	47.0	82.3	364.1	165.0

Financial Results for half year ended 30 June 2007 Page 8 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Receipts from Operating Activities: This amount has increased due to higher gold prices, increased production and reduced hedge deliveries.
Purchase of Property, Plant and Equipment: This represents capital expenditure during the period. It includes $86.9 million at Lihir Island operations, and $21.2 million at Ballarat.
Cash flows from financing activities
During the second quarter of 2007, a A$1.2 billion (US$988 million) equity raising was completed, with the proceeds used in part to close out the hedge book and repay secured debt, including a 480,000 ounces gold loan. As previously advised, US$333 million was used to repay the gold loan, resulting in a US$118 million pre-tax loss which is recognised in the income statement.
A further US$368 million was used to close out the entire 934,500 ounce gold hedge book. As the company had previously adopted hedge accounting in relation to these gold hedge contracts, the relevant accounting standard requires all losses to be deferred and held in a reserve in shareholders’ equity until the originally designated underlying future gold sales are brought to account in the income statement at the originally designated delivery dates.
The following table sets out the timing for the release of these non-cash hedging losses to the income statement in future periods. It also includes hedging losses of $47.3 million in the first half of 2007, which have been released to the income statement during the half year.
These amounts, previously reported as negative revenue items, are instead to be recorded below operating profit, as non-cash hedging losses. This enables the underlying operating performance to be more clearly identified in the profit and loss account.
Hedging Losses (US$m)

	2007	2008	2009	2010	2011	2012	2013

Half year ending June 30	47.3	44.0	55.3	40.9	41.3	2.9	3.0
Half year ending Dec 31	49.9	32.7	47.0	41.0	2.9	2.9	3.0

Full year	97.2	76.7	102.3	81.9	44.2	5.8	6.0

Share Capital

	Half year ended 30 June 2007	Full year ended 31 December 2006
	Number of shares	Number of shares
Opening balance	1,284,224,710	1,284,224,710
New issues-capital raising	508,276,538	—
New issues-Ballarat acquisition	111,995,996	—
Closing balance	1,904,497,244	1,284,224,710
Included in the closing balances are 176,071 shares reclassified as restricted executive shares.
Financial Results for half year ended 30 June 2007 Page 9 of 10

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FURTHER INFORMATION
Contact for investor information:
Joe Dowling
GM Corporate Affairs
Tel: 07 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lihir.com.pg
Joel Forwood
Manager Investor Relations
Tel: 07 3318 3331
Mobile: +61 438 576 879
Email: Joel.forwood@lihir.com.pg
Web site: www.lihir.com.pg
Shareholder enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000
Tel: 1300 552 270 or+61 7 3237 2100
Fax:+61 7 3237 2152
Web site: www.computershare.com
Email: rachel.sakurai@computershare.com.au
ADR depositary:
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel:+1 212 815 3700
Fax:+1 212 571 3050
Web site: www.adrbny.com
Principal office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Corporate office
Level 9, 500 Queen Street
Brisbane, Queensland 4000
Australia
Stock exchange listings
Australian Stock Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Issued capital
The current ordinary issued capital of the company is 1,904,497,244 ordinary shares, 161,527,405 B class shares, and 176,071 restricted executive shares
Directors
Ross Garnaut — Chairman
Arthur Hood — Managing Director
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Alister Maitland
Mike Etheridge
Stuart MacKenzie — Group Secretary
Forward Looking Statements
This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the LGL Group, which may cause actual results to differ materially from those contained in this announcement. The LGL Group can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.
Financial Results for half year ended 30 June 2007 Page 10 of 10